ARTES MEDICAL, INC.
5870 Pacific Center Boulevard
San Diego, California 92121
September 12, 2008
VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-3628
Attn:	Daniel F. Duchovny, Esq.
Division of Corporation Finance

Re:	Artes Medical, Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Preliminary Proxy Statement
File No. 001-33205
Filed August 29, 2008
Dear Mr. Duchovny:
     This letter is being filed in response to the comments by the Staff of the Securities and Exchange Commission (the “Commission”) to the Preliminary Proxy Statement on Form 14A (the “Proxy Statement”) and Solicitation Material (the “Solicitation Letter”) filed by Artes Medical, Inc. (the “Company”) on August 29, 2008. We are electronically transmitting hereunder a copy of Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) and the amended Solicitation Letter, together with copies that are marked to show the changes from the initial filings.
     In this letter, we have recited the Staff’s comments in bold and have followed each comment with the Company’s response.
          Soliciting Materials
1.	With respect to the general statements included in the second paragraph of your message to security holders, please include similar disclosure in the proxy statement and expand it to state whether you have any specific plans for the general goals stated.

Pursuant to the Staff’s comment, the Company has included the relevant disclosure beginning on page 33 of its Proxy Statement, including its specific plans for the stated goals.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for the following disclosure:
•	that Dr. Shack’s solicitation has been organized by Stefan and Gottfried Lemperle and that it was done to establish their control over the company without paying an adequate and fair price or a control premium; and

•	your claims relating to your business and products under the heading “Business Discussion.”
In response to the Staff’s comment, the Company has supplementally provided the Staff with additional support for its opinion that Dr. Shack’s solicitation has been organized by Stefan and Gottfried Lemperle and that it was done to establish their control over the Company without paying an adequate and fair price or a control premium.

In addition, the Company has revised the Solicitation Letter to provide additional support for its claims relating to its business and products under the heading “Business Discussion.”

3.	Please provide us with a copy of the complaint filed against the Lemperles.

Pursuant to the Staff’s comments, the Company has supplementally provided the Staff with a copy of the complaint it filed against the Lemperles.

4.	Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that “[You] do not believe the assertions or the requested actions contained in the Shack preliminary proxy statement are serious, justified or necessary.”

In response to the Staff’s comment, the Company has supplementally provided the Staff with the factual foundations supporting its opinion that the assertions and the requested actions in the Shack preliminary proxy statement are serious, justified or necessary.

5.	Please revise your disclosure in future filings to state that the company, its board and its management is a participant in the solicitation, instead of stating that each person may be. deemed a participant, Refer to Instruction 3 to Item 4 of Schedule 14A.

Pursuant to the Staff’s comment, the Company has revised the disclosure accordingly.
          Preliminary Proxy Statement
6.	Please fill in the blanks in your preliminary proxy statement.

As requested, the Company has filled in all blanks in its preliminary proxy statement.

7.	Please file the form of proxy card.

Pursuant to the Staff’s comment, the Company has filed a proxy card.
          Cover Page
8.	Please revise the cover page of the proxy statement to clearly mark it as “Preliminary Copy.” Refer to Rule 14a-6(e)(l).

Pursuant to the Staff’s comment, the Company has clearly marked the cover page of the Proxy Statement as a “preliminary” proxy statement.
          Solicitation and Costs, page 2
9.	Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

Pursuant to the Staff’s comment, the Company has revised the disclosure on page 2 of the Proxy Statement to state that the total amount estimated to be spent on the proxy solicitation is $35,000, however, if Dr. Shack continues his proxy contest, estimated fees could be $90,000. The total amount spent to date is $25,000 in connection with solicitation of the Company’s stockholders in connection with the annual meeting.

10.	We note that you may employ various methods to solicit proxies, including telephone, electronic mail or other means. Please describe the “other means.” Also, be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Pursuant to the Staff’s comments, we have deleted the reference to “other means” on page 2 of the Proxy Statement. The Company hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

     Proposal 1-Election of Directors, page 3
11.	Revise to disclose whether your nominees here have consented to serve if elected and to be named in the proxy statement, See Rule 14a-4(d).

The Company has disclosed in the third paragraph of page 3 that its nominees have consented to serve as directors if elected. Pursuant to the Staff’s comments, the Company has revised the disclosure on page 3 to confirm that the nominees have agreed to serve if elected and have consented to be named in the proxy statement.

12.	Please include in this section disclosure relating to your lawsuit against the Lemperles.

Pursuant to the Staff’s comment, we have added the following disclosure to page 33 of the Proxy Statement:

“On August 29, 2008, the Company filed suit in San Diego Superior Court against Stefan Lemperle and Gottried Lemperle for, among other things, breach of contract, fraudulent inducement and intentional and negligent interference with prospective economic advantage. The Company’s claims are based on the defendants’ attempts to interfere with the Company’s management and operations by causing and supporting the filing of the Shack proxy statement. The lawsuit seeks both compensatory and punitive damages, as well as injunctive relief.”

13.	Please explain in your disclosure why you do not believe Dr. Shack’s proposals are not in the best interests of your security holders.

Pursuant to the Staff’s comment, the Company has revised the disclosure beginning on page 33 of the Proxy Statement to describe why it does not believe Dr. Shack’s proposals are in the best interests of its security holders. Apart from being legally deficient, the claims made in Dr. Shack’s proxy statement distort the factual record of the Company’s existing management as set forth in detail in the Solicitation Letter. As described in the Solicitation Letter, 2007 was a year of accomplishment and challenge for the Company. The Company launched its flagship product, ArteFill, into the United States aesthetics market, and while sales did not measure up to expectations last year, the Company has recently began to recognize the benefits of its expanded team of sales representatives and the marketing programs it initiated to capitalize on ArteFill’s strategic advantages. For the quarter ended June 30, 2008, revenues were up 52% from the same period the prior year. In addition, the Company recently obtained exclusive distribution rights to a complimentary product to ArteFill. Dr. Shack’s proposals would undermine the Company’s recent progress and strategic plans by removing the directors and officers responsible for developing these plans and the improving the Company’s operations. Further, the most pressing need for the Company is raising funds to support its continued operations and future product acquisition plans, as well as maintaining its listing on Nasdaq. Dr. Shack’s proposals do not address a plan to raise funds to support the Company’s continued operations.

14.	Please expand your disclosure to specifically explain how Dr. Shack’s proposals are not compliant with either your bylaws or Delaware corporate law.

In response to the Staff’s comment, the Company has supplementally provided the Staff with information and revised its disclosure on page 33 of the Proxy Statement to specifically explain why Dr. Shack’s proposals are not compliant with Article II, Section 2.1 of the Company’s Bylaws or Section 141(k) of Delaware General Corporation Law.

15.	With respect to your disclosure on page 3 that you do not intend to bring Dr. Shack’s proposals before the annual meeting, please specify whether you also mean to exclude from meeting business his nominations for directors. If so, please disclose your specific basis for doing so.

The Company has revised the disclosure on pages 3 and 35 to clarify that it intends to exclude Dr. Shack’s director nominees for directors. The Company intends to exclude the directors for the same procedural and substantive reasons discussed in its responses to Staff comments 4 and 14.

16.	With respect to the biographical information for Mr. Sherman and Mr. Davis, please revise your disclosure to ensure that you provide their employment history for the past five years.

Pursuant to the Staff’s comment, we have revised the disclosure on page 5 of the Proxy Statement.

17.	Please tell us where you have provided the disclosure required by item 5(b) of Schedule 14A. Alternatively, revise your disclosure to provide that information.

Pursuant to the Staff’s comment, the Company has added the following disclosure on page 3 of the Proxy Statement:

“None of the Company’s officers or directors have any substantial interest, direct or indirect, in any matter to be acted upon at the annual meeting of stockholders, except for the director nominees who will receive compensation if elected in connection with their service as directors in accordance with the terms of Company’s director compensation program. Information regarding the Company’s director compensation program is set forth in the section titled ‘Director Compensation’ beginning on page 28 below. The shares beneficially owned by the Company’s officers and directors is set forth in the section titled ‘Security Ownership of Certain Beneficial Owners and Management’ beginning on page 13 below.”
          Revenue Financing Arrangement, page 12
18.	Please disclose the percentage of CHRP’s revenue interest under the terms of the Revenue Agreement described on page 12.

The Company has previously disclosed in its public filings, including its Current Report on Form 8-K filed on January 30, 2008, that the revenue interest payable to CHRP on net product sales starts as a high single digit rate and declines to a low single digit rate following the Company’s satisfaction of an aggregate net product sales threshold. In response to the Staff’s comment, the Company has added this disclosure to page 12 of the Proxy Statement.

The Company has consistently maintained the confidentiality of the exact rate of the revenue interest, as well as the net product sales threshold which will trigger a reduction in the revenue interest rate. The Company believes that the disclosure of this information would impair the value of the applicable agreement to the Company, could harm the competitive position of the Company and is not necessary for the protection of investors. Accordingly, the Company requested and was granted confidential treatment for these terms by the Commission on April 30, 2008.

          Security Ownership of Certain Beneficial Owners and Management, page 13
19.	We note that both NGN Capital LLC and its affiliates and Mr. Davis disclaim beneficial ownership of the shares held of record by NGN Capital LLC and CHRP except to the extent of their pecuniary interest therein. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise. In addition, while we recognize that counsel for the company does not represent NGN Capital, please advise NGN Capital, Mr. Costantino and Mr. Davis of this comment.

The Company acknowledges the Staff’s comment that beneficial ownership is not determined based on pecuniary interest. With respect to John Costantino, we have presented the number of shares beneficially owned by Mr. Costantino, as an individual. We also have included in the beneficial ownership table the shares beneficially owned by NGN Capital LLC and its affiliates which Mr. Costantino may be deemed to share voting power and investment power given his position as managing general partner of NGN Capital, LLC.

Similarly, with respect to Todd Davis, we have presented the number of shares beneficially owned by Mr. Davis, as an individual. We also have included in the beneficial ownership table the shares beneficially owned by CHRP and its affiliates which Mr. Davis may be deemed to share voting power and investment power given his position as managing general partner of the investment advisor to CHRP.

We have revised the disclosure on pages 14 and 15 accordingly.
          Proposal 2-Approval of Financing Proposal, page 32
20.	Please tell us where you have provided the disclosure required by Item 13 of Schedule 14A or revise your proxy statement to include such disclosure.

The Company has provided the information required by Item 13 in Appendix I to the Proxy Statement.

          Acknowledgement
          As requested by the Staff, the Company hereby acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company is also advised that the Division of Enforcement has access to all information the Company provides to the Staff of the Division of Corporation Finance in connection with its review of the Company’s filing or in response to its comments on the Company’s filing.
     If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 875-5608.
Very truly yours,
/s/ Karla R. Kelly
Karla R. Kelly
Chief Legal Officer, General Counsel and Corporate Secretary
Enclosures

cc:	DLA Piper US LLP Jeffrey C. Thacker (via email: jeff.thacker@dlapiper.com) Theodore Altman (via email: ted.altman@dlapiper.com)